United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-33865	CUSIP Number 896749108
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2014
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

TRIPLE-S MANAGEMENT CORP
Full Name of Registrant
N/A
Former Name if Applicable
1441 F.D. Roosevelt Avenue
Address of Principal Executive Office (Street and Number)
San Juan, PR 00920
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Triple-S Management Corporation (the “Company”) is unable to file timely its Form 10-K within the prescribed time period without unreasonable effort or expense. The Company experienced unanticipated delays in the collection and compilation of certain information of Triple S Advantage, Inc. that was necessary for the preparation of the Company’s consolidated financial statements. The Company expects to file the report within the fifteen day extension period provided by Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Ramón M. Ruiz-Comas	(787)	749-4949
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company estimates that its net income for the year ended December 31, 2014 will amount to $65.7 million, an increase of $9.8 million when compared to the net income for the year ended December 31, 2013. Consolidated operating revenues decreased 2.7%, to $2.3 billion. Consolidated claims incurred for the 12-month period were $1.75 billion, down 4.8% year over year. The 12-month consolidated loss ratio decreased 120 basis points to 82.1% and the MLR fell 80 basis points, to 85.9%. Consolidated operating expenses for the year ended December 31, 2014 were $497.2 million and the operating expense ratio was 22.1%. For additional information, please refer to the earnings release of the Corporation dated February 19, 2015.

TRIPLE-S MANAGEMENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-17-2015	By /s/	Ramón M. Ruiz-Comas	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).